UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                             (Amendment No. _____)1

                             VANTAGEMED CORPORATION
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                                (Name of Issuer)

                     Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   92208W 10 6
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                                 (CUSIP Number)

                                January 3, 2005
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          |_|  Rule 13d-1(b)

          |X|  Rule 13d-1(c)

          |_|  Rule 13d-1(d)

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1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .

CUSIP No.___________                  13G                    Page __ of___ Pages

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1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bruce Galloway
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
                                                                  Joint Filer
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           351,000
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BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          66,800
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    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         351,000
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   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            66,800
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     417,800
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.1%

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12.  TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.________                     13G                    Page __ of __ Pages

Item 1(a).  Name of Issuer:

                           VantageMed Corporation (the "Issuer")

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Item 1(b).  Address of Issuer's Principal Executive Offices:

                           3017 Kilgore Road, Suite 180
                           Rancho Cordova, CA  95670
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Item 2(a).  Name of Persons Filing:

                           Bruce Galloway ("Galloway")
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Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  The principal business address for Galloway is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor, New York, New York 10019.

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Item 2(c).  Citizenship:

                           Galloway is a citizen of the United States.
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Item 2(d).  Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.
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Item 2(e).  CUSIP Number:

                           92208W 10 6
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Item 3.     If This Statement  is Filed  Pursuant to  Rule 13d-1(b), or 13d-2(b)
            or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)       |_| Broker or dealer registered under Section 15 of the Exchange
               Act.

     (b)       |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) |_| Investment company registered under Section 8 of the Investment Company Act.

     (e)       |_| An investment adviser in accordance with Rule
               13d-1(b)(1)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)       |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.__________                   13G                    Page __ of __ Pages

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:
                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

     (b) Percent of class:
                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

     (c) Number of shares as to which such person has:
                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

              Of the 417,800 shares of the Common Stock of the Issuer being reported herein, (i) 351,000 shares of the Common Stock are owned by Galloway,
(ii) 34,800 shares of the Common Stock are owned by Mr. Galloway's spouse. Mr. Galloway has the power to vote and dispose of those shares owned by his spouse; and (iii) 32,000 shares of the Common Stock are owned by Rexongalloway, an investment company in which Mr. Galloway is a 50% owner. Mr. Galloway has the power to vote and dispose of the shares of Common Stock owned by Rexongalloway.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                                 Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  As set forth in Item 4(c), some of the shares of Common Stock covered by this Schedule 13G are owned by persons other than Galloway, none of whom, holds five percent or more of the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                                 Not Applicable

Item 8.  Identification  and  Classification  of Members of the Group.

                                 Not Applicable

Item 9.  Notice of Dissolution of Group.

                                 Not Applicable.

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2005

                                                 By: /s/ Bruce Galloway
                                                    ----------------------------
                                                     Bruce Galloway